ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Perry Hindin, Special Counsel

Re:	AlerisLife Inc.
Schedule 14D-9 filed February 17, 2023
File No. 005-62369

Dear Mr. Hindin:

We are submitting this letter on behalf of AlerisLife Inc. (the “Company”) in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 3, 2023, with regards to the Company’s Schedule 14D-9 filed with the Commission on February 17, 2023 (the “Schedule 14D-9”).

In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 2 to the Schedule 14D-9.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in italics, followed in each case by the Company’s response. The headings and pages referenced correspond to the headings and page numbers in the Schedule 14D-9, as applicable.

Schedule 14D-9 filed February 17, 2023

Background of the Offer, page 10

1.        Please revise to define the capitalized term “Independent Directors” and “Managing Directors.”

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and has supplemented the disclosure under the heading “Item 2. Identity and Background of Filing Person—Business and Background of the Company’s Directors and Executive Officers” appearing on page 1 of the Schedule 14D-9 to define “Independent Directors” and “Managing Directors” and has updated the disclosure throughout the Schedule 14D-9 to reflect the defined terms.

Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger, page 19

2.        We note the disclosure on page 10 that “the Board believes that, based on its consideration of the factors relating to the substantive and procedural fairness, the Offer and the Merger are fair to, and in the best interests of, the Company’s stockholders (other than ABP and its affiliates).” Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please revise the disclosure to comply with the disclosure obligations set forth in Item 1014(a) by addressing the fairness determination to unaffiliated shareholders only.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure under the heading “Item 4. The Solicitation or Recommendation” appearing on page 10, 19 and 22 of the Schedule 14D-9 to address the fairness determination to the Company’s unaffiliated stockholders.

3.        The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors described in clauses (ii) and (vi) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Board's fairness determination. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Board believes that the Rule 13e-3 transaction is fair in the absence of such safeguard.

Response to Comment 3:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure under the heading “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger—Board of Directors” appearing on page 22 of the Schedule 14D-9 to clarify the applicability to the Board’s fairness determination of (i) historical market prices of the Company’s common stock and (ii) purchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A and has updated the disclosure appearing on page 23 of the Schedule 14D-9 to explain why the Board believes that the Rule 13e-3 transaction is fair in the absence of such safeguard.

Miscellaneous, page 29

4.        Disclosure in this section indicates that (i) the Company has agreed to pay Citi for its services in connection with the proposed Transactions an aggregate fee of $3 million and (ii) Citi and its affiliates have received approximately $70 million in the two-year period prior to the date of Citi’s opinion for services such entities have provided to RMR Inc. and/or its affiliates, including DHC. We also note the disclosure (x) on page 3 under the heading “Relationships with RMR and Others Related to It,” indicating that Mr. Portnoy is the sole trustee, an officer and the controlling shareholder of ABP Trust, which is the controlling shareholder of RMR Inc., a managing director and the president and chief executive officer of RMR Inc. and an officer and employee of RMR, and (y) the disclosure on page 3 under the heading “Relationship with Diversified Healthcare Trust” indicating that that Mr. Portnoy serves as the chair of the board of trustees and as a managing trustee of DHC. With a view towards disclosure, please advise what consideration in its selection of Citi did the Special Committee give to the potential risk of a conflict of interest or bias by Citi in light of Citi’s relationship with Mr. Portnoy, given his control of RMR and the Purchaser.

Response to Comment 4:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger” appearing on page 13 of the Schedule 14D-9.

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Please do not hesitate to contact me at (617) 951-7663 if you have any questions.

Sincerely,

/s/ Zachary Blume
Zachary Blume

cc:	Jeffrey Leer (AlerisLife Inc.) Suni Sreepada (Ropes & Gray LLP)